UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11) *

MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
55405Y100
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55405Y100	Page 2

1.	NAME OF REPORTING PERSON Susan M. Ocampo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	5,012
	6.	SHARED VOTING POWER	16,099,292
	7.	SOLE DISPOSITIVE POWER	5,012
	8.	SHARED DISPOSITIVE POWER	16,099,292
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		16,104,354
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		22.3%
12.	TYPE OF REPORTING PERSON		IN

CUSIP No. 55405Y100	Page 3

AMENDMENT NO. 11 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013, Amendment No. 1 thereto filed on February 12, 2014, Amendment No. 2 thereto filed on February 18, 2014, Amendment No. 3 thereto filed on February 10, 2016, Amendment No. 4 thereto filed on January 12, 2017, Amendment No. 5 thereto filed on January 11, 2018, Amendment No. 6 thereto filed on January 16, 2019, Amendment No. 7 thereto filed on January 15, 2020, Amendment No. 8 thereto filed on January 6, 2021, Amendment No. 9 thereto filed on January 18, 2022 and Amendment No. 10 thereto filed on January 12, 2023 (as so amended, the Schedule 13G). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 2(a). Name of Persons Filing

Susan M. Ocampo

Item 4. Ownership

As of December 31, 2023, the Reporting Person beneficially owned the aggregate number of shares of Common Stock and percentage of the total Common Stock outstanding set forth below:

(a)	Amount beneficially owned:		16,104,354 shares (1)
(b)	Percent of class:		22.3% (2)
(c)	Number of shares as to which the person has:
	(i):	Sole power to vote or to direct the vote	5,012 shares
	(ii)	Shared power to vote or to direct the vote:	16,099,292 shares
	(iii)	Sole power to dispose or to direct the disposition of:	5,012 shares
	(iv)	Shared power to dispose or to direct the disposition of:	16,099,292 shares

(1) Consists of (x) 5,012 shares directly held by Susan M. Ocampo and (y) (i) 8,111,611 shares held by Susan M. Ocampo as trustee of the Ocampo Family Trust and (ii) an aggregate of 7,987,681 shares held by Susan M. Ocampo as trustee of trusts for the benefit of her children (collectively, the “Trusts”). Susan M. Ocampo is the trustee of each of the Trusts and has voting and dispositive power over the shares held by the Trusts.

(2) Based on 72,088,134 shares of Common Stock outstanding as of December 31, 2023, as provided to the Reporting Person by the Issuer.

CUSIP No. 55405Y100	Page 4

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 23, 2024
(Date)

/s/ Susan M. Ocampo
Susan M. Ocampo